Mail Stop 3561

June 21, 2006

Jeff Oscodar
Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

      Re: Handheld Entertainment, Inc.
              Amendment No. 1 to Registration Statement on Form SB-2
              Filed June 7, 2006
              File No. 333-133550
              Registration Statement on Form SB-2
              Filed April 11, 2006
              File No. 333-133215

Dear Mr. Oscodar:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the preliminary proxy you filed on June 2, 2006 seeks your authorization to conduct a reverse stock split. Please revise your prospectus to discuss the proxy and the purpose and effects of the reverse stock split.

Cover Page

2. Please refer to comment 3 in our letter dated May 23, 2006. We note your statement in the correspondence letter indicating that your offering price will be based on the trading price of your common stock on the NASDAQ at the approximate time of the offering. Please add disclosure on your cover page and elsewhere in your prospectus as appropriate, clearly stating that although the shares will be listed on the NASDAQ, the price will be tied to the price on the OTC Bulletin Board.

3. Please refer to comment 5 in our letter dated May 23, 2006. We note your statement in the correspondence letter indicating that you have authorized the filing of an application for trading on the Boston Stock Exchange, which may become effective prior to the effectiveness of this SB-2. Please add this disclosure in the prospectus and discuss your intention in authorizing the application for trading on the Boston Stock Exchange. For example, please explain whether you intend to have a dual listing of your common stock on both the Boston Stock Exchange and the NASDAQ. Further explain whether you intend to pursue listing on the Boston Stock Exchange as an alternative to a NASDAQ listing. Please be aware that if you distribute preliminary prospectuses disclosing your anticipated listing on the NASDAQ and you subsequently list your common stock on the Boston Stock Exchange, you may have an obligation to re-circulate your preliminary prospectus.

Prospectus Summary, page 1

4. Please refer to comment 8 in our letter dated May 23, 2006. We note that you have retained the disclosure appearing in the "Our Competitive Strengths" and "Growth Strategy" sections of the summary. Please revise the disclosure under these captions to include only the material aspects of your offering and to delete the promotional terms and phrases. For example, we note reference to your members of management serving as "leaders with early stage technology-based consumer electronics companies…." Alternatively, please relocate or delete these sections from the summary.

5. Please refer to comment 9 in our letter dated May 23, 2006. As requested previously, please delete the statement that "Unlike Apple, our products and digital content can be used on many platforms and are compatible with many different codecs (compression/decompression technology)."

Risk Factors, page 5

6. Please refer to comment 15 in our letter dated May 23, 2006. We continue to believe that some of your risk factors are considered generic and could apply to

many companies in your industry or in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors accordingly:

- Sales in the consumer electronic industry can be highly seasonal…, page 9.

- Our industry is subject to rapid technological change…, page 12.

Please revise as appropriate.

Use of Proceeds, page 15

7. Please refer to comment 20 in our letter dated May 23, 2006. We note your revised disclosure indicating that the amounts and timing of your actual expenditures may vary substantially from the estimates provided in this section. We also note your statement in the correspondence letter indicating that this disclosure refers to the use of working capital. Please add disclosure in this section, if true, that your discretion in the allocation of proceeds refers to the amount reserved for working capital purposes.   See Instruction 7 to Item 504 of Regulation S-K for guidance. Please revise accordingly.

8. We note that the amounts provided for use of proceeds is based on an assumed offering price of $5.00 per share. Please explain how this price was determined since it differs from the market price disclosed elsewhere in the prospectus. We may have further comment upon review.

Management's Discussion and Analysis or Plan of Operations, page 18

Liquidity and Capital Resources, page 27

9. Your discussion and analysis of cash flows should include discussion of the full fiscal years 2004 and 2005. Your disclosure currently only includes discussion and analysis of the three months ended March 31, 2006 and March 31, 2005. Refer to Item 303(b) of Regulation S-B.

Management, page 56

10. Please refer to comment 31 in our letter dated May 23, 2006. As requested previously, please substantiate or delete the promotional statements appearing throughout this section. For example, we note several biographies refer to years of professional experience although the disclosure does not support the experience indicated. As another example, we note the statement in the biography of Mr. Gitlin that he helped pioneer early webcasting and Internet distribution of content

from TV shows and films in the late 1990's. Please revise your disclosure as appropriate.

Underwriting, page 50

11. Please refer to comment 36 in our letter dated May 23, 2006. We note your revised disclosure indicating that you are not currently eligible to trade on the NASDAQ Capital Market, but you reasonably believe that you will meet all the eligibility requirements upon consummation of the offering. Please describe the eligibility requirements you refer to and disclose the basis for your belief that you will meet those requirements upon consummation of the offering.

Financial Statements

Fiscal Year 2005 Financial Statements, page F-3

12. We considered your response to comment 50 from our letter dated May 23, 2006. You accounted for the February 10, 2006 acquisition as a recapitalization. As a result, Handheld Entertainment, Inc.'s stockholders' equity and earnings per share should have been retroactively restated to reflect VIKA Corp.'s legal equity structure. Given the fact that it appears that VIKA Corp.'s equity structure did not include preferred shares and ultimately the former Handheld Entertainment preferred shareholders received common shares it appears that Handheld Entertainment's historical preferred shares outstanding should be retroactively adjusted to be reflected as common shares outstanding. Your weighted average shares outstanding for all periods presented should also be adjusted accordingly. Please revise your fiscal 2005 financial statements, your first quarter 2006 financial statements, your summarized financial data included in the prospectus summary, your Form 10-QSB for quarterly period ended March 31, 2006, and your pro forma financial statements included in your Form 8-K/A filed April 11, 2006.

First Quarter 2006 Financial Statements, page F-32

Notes to Consolidated Financial Statements, page F-35

Note 1. Basis of Presentation, page F-35

Interim Financial Statements, page F-35

13. Please revise to describe the nature of the information contained in the Form 8-K/A filed on April 11, 2006. Please also either provide a cross reference to Note 5 or include a discussion of the effect of the recapitalization in your basis of

presentation note. Your Form 10-QSB for the quarterly period ended March 31, 2006 should be revised in a similar fashion.

Note 11. Shareholders' Equity, page F-41

14. The common shares issued under the private placement in February 2006 are subject to registration rights pursuant to a registration rights agreement. You determined that the registration rights agreements themselves were derivative instruments subject to classification as a liability at fair value. At March 31, 2006 you determined that since the registration statement had been filed timely and the Securities and Exchange Commission notified you that the registration statement would not be reviewed, that the fair value of the registration rights agreement using a probability based discounted cash flow model was zero. Please tell us, with reference to authoritative guidance, why you consider the registration rights agreements derivative instruments. When valuing the derivatives, please tell us your consideration of the fact that you are required to maintain effectiveness for a certain period of time. We also note per your response to comment 47 from our letter dated May 23, 2006 that you plan on amending your Form SB-2 filed April 11, 2006 which registered these shares. Please tell us your consideration of this future amendment in fair valuing the derivative liability.

Form SB-2 Filed April 11, 2006

15. Please revise this filing to comply with the above comments as applicable.

* * * * *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen at (202) 551- 3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 with questions you have regarding the financial statements and related matters. You may contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harvey J. Kesner, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        Via Fax: (212) 451-2222